ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com

Felix P. Phillips TEL +1 +1 713.229.1228 FAX +1 +1 713.229.7828 felix.phillips@bakerbotts.com

August 3, 2009

BY EDGAR AND FAX

Mr. Milwood Hobbs

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Whole Foods Market, Inc.

Form 10-K for Fiscal Year Ended September 28, 2008

Filed November 26, 2008

Proxy Statement on Schedule 14A

Filed January 26, 2009

Form 10-Q for the Fiscal Quarters Ended

January 18, 2009 and April 12, 2009

Filed February 27, 2009 and May 22, 2009

File No. 000-19797

Dear Mr. Hobbs:

As discussed in our telephone conversation today, we are writing on behalf of Whole Foods Market, Inc. (the “Company”) to request additional time to respond to the Staff’s letter dated July 17, 2009 to Mr. John P. Mackey, regarding the Company’s above-referenced filings with the Securities and Exchange Commission. On behalf of the Company, we hereby request such an extension through August 28, 2009.

If you have any questions, or if you require additional information, please do not hesitate to contact the undersigned at 713.229.1228 or J. David Kirkland, Jr. of this office at 713.229.1101. Thank you for your courtesy.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ Felix P. Phillips
Felix P. Phillips

cc:	Albert Percival

Sam Ferguson

J. David Kirkland, Jr.